UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

49926T104

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926 T104	13D/A	Page 2 of 10

1	NAME OF REPORTING PERSONS VEPF VII SPV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%**
14	TYPE OF REPORTING PERSON PN

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act, based on the 79,672,881 shares of Issuer Class A Common Stock (as defined below) outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926 T104	13D/A	Page 3 of 10

1	NAME OF REPORTING PERSONS VEPF VII SPV Holdings I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,557,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,557,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,557,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%**
14	TYPE OF REPORTING PERSON PN

*	Represents Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock which are convertible at any time at the option of the holder.
**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act, based on the 79,672,881 shares of Issuer Class A Common Stock (as defined below) outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926 T104	13D/A	Page 4 of 10

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%**
14	TYPE OF REPORTING PERSON PN

*

Includes 14,557,960 shares of Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock which are convertible at any time at the option of the holder.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act, based on the 79,672,881 shares of Issuer Class A Common Stock (as defined below) outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926 T104	13D/A	Page 5 of 10

1	NAME OF REPORTING PERSONS VEPF VII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,432,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%*
14	TYPE OF REPORTING PERSON OO

*	Represents Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock which are convertible at any time at the option of the holder.
**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act, based on the 79,672,881 shares of Issuer Class A Common Stock (as defined below) outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926 T104	13D/A	Page 6 of 10

1	NAME OF REPORTING PERSONS Robert F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,432,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%**
14	TYPE OF REPORTING PERSON IN

*	Represents Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock which are convertible at any time at the option of the holder.
**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act, based on the 79,672,881 shares of Issuer Class A Common Stock (as defined below) outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission on August 4, 2022, plus 14,557,960 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 49926 T104	13D/A	Page 7 of 10

The Schedule 13D filed with the Securities and Exchange Commission on May 6, 2021 (the “Initial 13D”) by the Reporting Persons relating to the Issuer Class A Common Stock, is hereby amended as set forth below (the “Amendment” and together with the Initial 13D, the “Schedule 13D”). Capitalized terms not defined herein have the meanings ascribed to them in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is amended and supplemented by adding the following paragraph at the end thereof:

As described in the Proposal (as defined below), Vista has not yet had discussions with any debt or equity financing sources in connection with the Proposal, and Vista’s ability to move forward with a transaction and to be able to offer a compelling value is conditioned on satisfactory completion of those discussions. Vista is also open to considering the possibility of certain of the Issuer’s significant shareholders rolling over a portion of their current investment in the Issuer, and may engage with such shareholders regarding this possibility. Any third-party financing for the transactions contemplated by the Proposal remains subject to negotiation, and the Reporting Persons can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is amended and restated in its entirety:

On September 16, 2022, Vista Equity Partners Management, LLC (collectively with its affiliates, “Vista”) delivered a letter to a special committee (the “Special Committee”) of the board of directors of the Issuer (the “Board”), which contained a proposal (the “Proposal”) to acquire all of the outstanding Common Stock of the Issuer for a price of $24.00 per share in cash (the “Proposed Transaction”).

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq and other material changes in the Issuer’s business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Proposal will be consummated. Vista reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced herein, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation; proposing changes with respect to the Issuer and/or soliciting proxies from other stockholders of the Issuer in connection therewith; acquiring additional shares of Issuer Class A Common Stock, Issuer Class B Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) (collectively, “Securities”). including an acquisition of the Company, or disposing of some or all of the Securities beneficially owned by them from time to time (which may include distributing some or all of such Securities to such Reporting Person’s respective members, stockholders, partners or beneficiaries, as applicable, transferring Securities to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), in public market, privately negotiated transactions, block sales or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 49926 T104	13D/A	Page 8 of 10

The Reporting Persons and their affiliates, including Vista, have engaged in discussions with members of management, the Board and the Special Committee (including their respective advisors) in connection with the Proposed Transaction, and intend to engage in discussions with equity and debt financing sources in connection with the Proposed Transaction. While the Proposal remains under consideration by the Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Special Committee and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and their affiliates, including Vista, may participate in any process regarding the Issuer and/or engage in other activities, discussions and/or negotiations regarding any courses of action with respect to the Issuer, including, without limitation, submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including, without limitation, various advisors, industry analysts, investment and financing professionals and financing sources) and any potential co-investors; taking actions regarding prospective debt and/or equity financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising and negotiating agreements with the Issuer.

Neither the Proposal nor this Amendment is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The foregoing summary of the Proposal is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Initial 13D are hereby amended and restated in their entirety as follows:

(a), (b). The following information is as of the date hereof and is calculated pursuant to Rule 13d-3 of the Exchange Act, using the 79,672,881 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission on August 4, 2022, plus 14,557,960 shares of Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock beneficially owned by the Reporting Persons. Shares of Class B Common Stock are convertible on a one-for-one basis into shares of Issuer Class A Common Stock. Additionally, each share of Issuer Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Issuer Class A Common Stock upon any transfer.:

•

Vista SPV may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 1,875,000 shares of Issuer Class A Common Stock, representing approximately 1.99% of Issuer Class A Common Stock outstanding as of July 29, 2022;

•

Vista SPV Holdings may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 14,557,960 shares of Issuer Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held by Vista SPV Holdings, with such shares representing approximately 15.5% of the Issuer Class A Common Stock outstanding as of July 29, 2022; and

•

the Reporting Persons, other than the Vista SPV Funds, may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 16,432,960 shares of Issuer Class A Common Stock, representing approximately 17.4% of Issuer Class A Common Stock outstanding as of July 29, 2022.

Except as set forth above, none of the Reporting Persons owns any other shares of Issuer Class A Common Stock or Issuer Class B Common Stock.

CUSIP No. 49926 T104	13D/A	Page 9 of 10

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the shares of Issuer Class A Common Stock or Issuer Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the Initial 13D:

Exhibit Number	Description of Exhibits

99.2	Letter to the Special Committee of the Board of Directors of KnowBe4, Inc. dated September 16, 2022.

SIGNATURES

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2022

VEPF VII SPV I, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII SPV I HOLDINGS, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VII GP, L.P.

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

/s/ Robert F. Smith
Robert F. Smith